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                                                     PRIVILEGED AND CONFIDENTIAL

Board of Directors
Continental Materials Corporation
225 West Wacker Drive
Suite 1800
Chicago, Illinois 60606

                                  February 14, 1997


Ladies and Gentlemen of the Board:

    As you know, on November 13, 1996 I proposed to you, on behalf of myself and other various members of my extended family (the "Family"), a "going private" transaction involving Continental Materials Corporation (the "Company").

    Yesterday, I received a copy of the Report of the Special Committee of the Board of Directors, dated February 12, 1997, relating to our proposed transaction. In light of the report, and following discussions with the Chairman of the Special Committee, the Family has decided to terminate its offer. We have concluded that under the current circumstances, the Family will not be able to reach agreement on an acquisition price with the Special Committee.

    We as a Family have not changed our previously announced position against the sale of the Company or its assets to any other party.

    In connection with the above decision, we believe it would be appropriate for the Company to issue a press release. A draft is attached as Exhibit A.



                                  Sincerely,


                                  /s/  James G. Gidwitz
                                  James G. Gidwitz